PROSKAUER ROSE LLP	1585 Broadway New York, NY 10036-8299 Telephone 212.969.3000 Fax 212.969.2900	BOCA RATON BOSTON CHICAGO LONDON LOS ANGELES HONG KONG NEW ORLEANS NEWARK PARIS SÃO PAULO WASHINGTON

December 23, 2009

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Phil Rothenberg

Re:	Empire American Realty Trust, Inc. Registration Statement on Form S-11 Filed on December 23, 2009 File No. 333-160093

Dear Mr. Rothenberg:

On behalf of our client, Empire American Realty Trust, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 4, 2009 (the “Comment Letter”) with respect to the registration statement on Form S-11 filed by the Company with the Commission on November 3, 2009 (No. 333-160093) (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 3 to the Registration Statement (“Amendment No. 3”).  Amendment No. 3 has been filed by the Company today.  Additionally, please note that some of our revisions to the Registration Statement reflect blue sky comments received by the states.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 3.  All page number references in the Company’s responses are to page numbers in Amendment No. 3.

PROSKAUER ROSE LLP

December 23, 2009

General

1.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X..

We advise the Staff that the Company has updated its financial statements in accordance with Rule 3-12 of Regulation S-X.

Multifamily Market Overview, page 85

2.
Please provide us with copies of the relevant portions of third-party research reports you cite in this section.  Please highlight or otherwise mark the specific portions of each report that support your disclosure. .

We advise the Staff that we will be sending the support materials via overnight mail.

Plan of Distribution

Shares Purchased by Affiliates, page 144

3.	Please revise to state whether shares purchased by affiliates will count toward the minimum subscription amount required to release offering proceeds from escrow.

We advise the Staff that shares purchased by affiliates will count toward the minimum subscription amount.  This disclosure has been added to page 150 of Amendment No. 3.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass

Peter M. Fass, Esq.